Mail Stop 3720

January 24, 2007

Via U.S. Mail and Fax (43 59059-1-20090)
Stefano Colombo
Chief Financial Officer
Telekom Austria AG
Lassallestrasse 9
1020 Vienna, Austria

      RE: **Form 20-F for the fiscal year ended December 31, 2005**
              Filed April 10, 2006
              File No. 001-15156

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director